UNITED STATES SECURITIES AND EXCHANGE COMMISSION


          Washington, D. C. 20549





                 FORM 11-K





[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


For the fiscal year ended December 31, 1996


                     OR


[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]




       Commission file number 1-8841




   Employee Thrift and Retirement Savings Plan for
Bargaining Unit Employees of Florida Power & Light Company
          (Full title of the plan)





              FPL GROUP, INC.
(Name of issuer of the securities held pursuant to the plan)





           700 Universe Boulevard
         Juno Beach, Florida 33408
  (Address of principal executive offices)
                 (Zip Code)

        INDEPENDENT AUDITORS' REPORT



EMPLOYEE BENEFITS COMMITTEE OF THE BOARD OF DIRECTORS
OF FPL GROUP, INC.:

We have audited the accompanying statements of net assets available for benefits of the Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company (the "Plan") as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996 and 1995 and the changes in net assets available for benefits for the year ended December 31, 1996 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment as of December 31, 1996, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 1996, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information by fund is presented for the purposes of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits of the individual funds, and is not a required part of the basic financial statements. The supplemental schedules and supplemental information by fund are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1996 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




DELOITTE & TOUCHE LLP

Miami, Florida
June 20, 1997

EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN FOR
BARGAINING UNIT EMPLOYEES OF FLORIDA POWER & LIGHT COMPANY
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS


                                                                                              December 31,
                                                                                          1996            1995
ASSETS
Receivables:
  Accrued interest - ESOP Account ................................................    $      1,222    $        975

      Total receivables ..........................................................           1,222             975

General investments:
  Interest-bearing cash ..........................................................       2,741,024       2,079,646
  Loans to participants - other ..................................................      20,993,023      19,366,022
  Value of interest in master trusts .............................................      92,390,507      81,833,417
  Value of interest in registered investment companies ...........................     108,860,516      85,254,648

      Total general investments ..................................................     224,985,070     188,533,733

Employer securities:
  Employer securities held by the Plan ...........................................     158,156,716     159,521,957
  Leveraged ESOP employer securities (allocated to the Plan) .....................     133,589,892     135,163,804

      Total employer securities ..................................................     291,746,608     294,685,761

Total assets .....................................................................     516,732,900     483,220,469

LIABILITIES
Interest payable - ESOP Account ..................................................         346,716         359,848
Acquisition indebtedness (Leveraged ESOP loan allocated to the Plan) .............     107,342,468     104,266,546

Total liabilities ................................................................     107,689,184     104,626,394

NET ASSETS .......................................................................    $409,043,716    $378,594,075

The accompanying Notes to Financial Statements are an integral part of these statements.

EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN FOR
BARGAINING UNIT EMPLOYEES OF FLORIDA POWER & LIGHT COMPANY
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                                                                      Year ended December 13, 1996
INCOME
Contributions:
  Received from participants .....................................................    $14,400,703
  Noncash contributions (from employer) ..........................................      6,262,385
    Total contributions ..........................................................                    $ 20,663,088

Earnings on investments:
  Interest:
    Interest-bearing cash ........................................................        107,634
    Other loans (participant loans) ..............................................      1,733,743
      Total interest .............................................................                       1,841,377

  Common stock dividends .........................................................                       5,305,607

  Net gain (loss) on sale of assets:
    Aggregate proceeds ...........................................................     29,022,242
    Aggregate carrying amount ....................................................     29,801,222
      Net loss on sale of assets .................................................                        (778,980)

  Unrealized appreciation of assets ..............................................                         291,956

  Net investment gain from master trusts .........................................                       7,474,996
  Net investment gain from registered investment companies .......................                      15,496,625
Total income .....................................................................                      50,294,669

EXPENSES
Benefit payment and payments to provide benefits:
  Directly to participants or beneficiaries ......................................     17,199,991
    Total payments to provide benefits ...........................................                      17,199,991

Administrative expenses:
  Contract administrator fees ....................................................         50,589
    Total administrative expenses ................................................                          50,589
Total expenses ...................................................................                      17,250,580

NET INCOME .......................................................................                      33,044,089

TRANSFERS
Transfers to the Plan ............................................................      2,042,007
Effect of current year Leveraged ESOP activity ...................................     (4,636,455)
Total transfers from the Plan ....................................................                      (2,594,448)

NET ASSETS AT DECEMBER 31, 1995 ..................................................                     378,594,075
NET ASSETS AT DECEMBER 31, 1996 ..................................................                    $409,043,716

The accompanying Notes to Financial Statements are an integral part of these statements.

EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN FOR
BARGAINING UNIT EMPLOYEES OF FLORIDA POWER & LIGHT COMPANY
       NOTES TO FINANCIAL STATEMENTS
    For the year ended December 31, 1996


1.  Description of the Plan and Significant Accounting Policies

The Plan

The following description of the Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company
(Plan) provides only general information. Participating employees (Members) should refer to the Summary Plan Description in their employee handbook for a more complete description of the Plan.
Fidelity Management Trust Company (Trustee) administers the trust (Trust) established under the Plan and the FPL Group Employee Thrift Plan (Group Plan).

Participation in the Plan, which is voluntary, is open to any employee of Florida Power & Light Company (FPL or Company) whose compensation is established under a collective bargaining agreement between the Company and the International Brotherhood of Electrical Workers AFL-
CIO through its System Council U-4 (Bargaining Unit). Bargaining Unit employees are eligible to participate in the Plan on the first day of the month coincident with the completion of six continuous full months of service. The Plan includes a cash or deferred compensation arrangement (Tax Saver Option) permitted by Section 401(k) of the Internal Revenue Code of 1986, as amended (Code). The Tax Saver
Option permits a Member to elect to defer federal income taxes on all or a portion of their contributions (Tax Saver Contributions) until they are distributed from the Plan. Tax Saver Contributions were limited in 1996 to a maximum of $9,500 per Member and may be increased or decreased in future years for cost-of-living adjustments.

The Plan also includes leveraged employee stock ownership plan
(Leveraged ESOP) provisions. The Leveraged ESOP is a stock bonus plan within the meaning of Treasury Regulation Section 1.401-1(b)(1)(iii) that is qualified under Section 401(a) of the Code and is designed to invest primarily in common stock of FPL Group, Inc. (Common Stock).
The Trust purchased Common Stock from FPL Group, Inc. (FPL Group) using the proceeds of a loan (Acquisition Indebtedness) from FPL Group Capital Inc (FPL Group Capital), a subsidiary of FPL Group (see Note 3). The Common Stock acquired by the Trust is initially held in a separate account (ESOP Account). As the Acquisition Indebtedness (including interest) is repaid, each Member's account is allocated its portion of Common Stock released from the ESOP Account.

Effective for the 1996 plan year, the Company instituted a Flexible Dividend Program which enables participants to choose how their dividends on certain shares of Common Stock held in the Plan are to be paid. Dividends on Common Stock acquired through the Leveraged
ESOP do not qualify under this new program. The options available to participants include reinvestment of dividends in Company Stock; distribution of dividends in cash; distribution of dividends in cash and contribution of an equivalent amount of their compensation to their thrift plan account; or a partial distribution with the balance reinvested in Common Stock. Prior to this new program, all dividends on stock in the FPL Group Company Stock Fund were reinvested in Company Stock.

Contributions, Loans, Withdrawals and Transfers to (from) the Plan

The Plan provides for basic contributions by eligible employees in whole percentages from 1% to 7% of their base compensation (Earnings), which is matched in part by the Company with shares of Common Stock.
For basic Tax Saver or After Tax Contributions, the Company match is 100% on the first 3% of a Member's Earnings, 50% on the next 3% and 25% on the last 1%. The Plan also provides for supplemental contributions by Members to be made in whole percentages from 1% to 9% of their Earnings, bringing the total maximum contributions to 16%.

The value of a Member's contributions (including all income, gains and losses) is at all times 100% vested. Company contributions vest at a rate of 20% each year and are fully vested upon a Member attaining five years of service as a Member of the Plan. An employee may also receive vesting credit for prior years of service as a member of the Group Plan.

The Plan's investment options include eleven investment choices: eight core investment options and three investment strategy options. The core investment options include various mutual funds, a separately managed portfolio of short- and long-term investment contracts and Common
Stock. The strategy options combine portions of the individual core investment options available through the Plan providing various combinations of stocks and fixed income investments.

The Plan allows Members, at any time, to change their contribution percentage, to change their investment option allocation for future contributions or to transfer their account balance attributable to Member contributions from one investment option to another. At year end, the number of Members contributing to the Plan was 4,158. Company contributions are primarily made from Common Stock shares released from the ESOP Account. Forfeitures of non-vested Company contributions due to termination of Plan participation are used to reduce the amount of future Company contributions to the Plan. A Member who has attained at least the age of fifty and completed five years of service while a Member will be permitted to transfer all or any portion of Company contributions made to his or her account and any earnings thereon to one or more of the other investment options. Any future Company contributions will continue to be invested in Common Stock. Company contributions made on behalf of business managers and others employed by the Bargaining Unit and serving on Company property while on a leave of absence from the Company will be reimbursed by the Bargaining Unit.

A Member may borrow from his or her account during his or her employment under certain conditions. At December 31, 1996, the loan interest rate was 8.5%.

Withdrawals by Members from certain of their accounts during their employment are permitted with certain penalties and restrictions. The penalties limit a Member's contributions to the Plan for varying periods following a withdrawal.

Transfers to (from) the Plan generally represent net transfers between the Plan and the Group Plan. The transfers arise as a result of members transferring between bargaining unit and non-bargaining unit status while employed at FPL.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting. Investment income and interest income on loans to Members is recognized when earned. Contributions by Members and Company contributions are accrued on the basis of amounts withheld through payroll deductions. Distributions to Members are recorded when paid.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value, except insurance and financial institution investment contracts which are stated at contract value (see Investment Contracts below). Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. The FPL Group Company stock is valued at its quoted market price.
Loans to participants are valued at cost, which approximates fair value.

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the carrying amount of the securities. The carrying amounts of securities held in Member accounts are adjusted daily; securities held in the ESOP Account (see Note 2) are adjusted annually. Unrealized appreciation or depreciation is recorded to recognize changes in market value.

Investment Contracts

The Plan has entered into investment contracts with various insurance companies and financial institutions. The contracts are fully benefit responsive and are included in the financial statements at contract value (which represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses). There are no reserves against contract values for credit risk of the contract issuer or otherwise. The contract value of investment contracts at December 31, 1996, which are held in the Conservative Investment Strategy, Moderate Growth
Investment Strategy, Long-Term Growth Investment Strategy, and
Managed Income Portfolio was $2,387,000, $3,859,000, $1,211,000 and
$48,523,000, respectively. As of the same date, the fair value of investment contracts in these funds was $2,401,000, $3,882,000, $1,218,000 and $48,806,000, respectively. At December 31, 1995, the contract value of investment contracts for these funds was $1,986,000, $3,630,000, $1,097,000 and $41,359,000, respectively, with fair values of $2,037,000, $3,724,000, $1,125,000 and $42,433,000, respectively.
The average yield and crediting interest rates for the portfolio of investment contracts were 6.68%. The crediting interest rate is based on an agreed-upon formula with the issuer, but cannot be less than zero.

2.  Employee Stock Ownership Plan Account Allocation

The assets, liabilities and net income of the ESOP Account are not considered plan assets but are for the joint benefit of the Plan and the Group Plan. The ESOP Account is allocated for financial reporting purposes based on each plan's relative net assets. The Plan's allocation of Common Stock held in the ESOP Account (employer securities), Acquisition Indebtedness and interest payable have been reflected in the Statements of Net Assets Available for Benefits, but are not available for, or the obligation of, Plan Members. The employer securities will be released from the ESOP Account and distributed to Members' accounts in satisfaction of part or all of the Company's matching contribution obligation under the Plan as the Acquisition Indebtedness is repaid (see
Note 3). ESOP shares allocated to date are classified as employer securities held by the Plan on the Statements of Net Assets Available for Benefits. The Acquisition Indebtedness will be repaid from dividends on the shares acquired by the ESOP Account, as well as from cash contributions from FPL Group. The net effect of a change in the allocation percentage from year to year is reported as a transfer to or from the Plan. The value of the shares distributed to Member accounts is not affected by these allocations.

Condensed financial statements of the ESOP Account are presented below, indicating the allocations made to each plan. The effect of current year Leveraged ESOP activity on net assets is included in transfers to (from) the plan in the financial statements of each plan. Distributions of shares to the plans are presented as noncash contributions in the financial statements of each plan.

                                                                       Total ESOP         The
                                                                        Account        Group Plan       The Plan
Allocation percentage .............................................         100%             69%             31%

Accrued interest ..................................................    $      3,909    $      2,687    $      1,222
Employer securities ...............................................     427,350,902     293,761,010     133,589,892
  Total assets ....................................................     427,354,811     293,763,697     133,591,114

Acquisition indebtedness ..........................................     343,386,013     236,043,545     107,342,468
Interest payable ..................................................       1,109,137         762,421         346,716
  Total liabilities ...............................................     344,495,150     236,805,966     107,689,184

Net assets - end ..................................................    $ 82,859,661    $ 56,957,731    $ 25,901,930

Contributions received from employer ..............................    $ 16,230,758
Interest income ...................................................           9,977
Dividends .........................................................      17,537,072
Net loss on sale of assets (1) ....................................        (830,145)
Unrealized depreciation of assets .................................      (3,483,839)
  Total income ....................................................      29,463,823

Interest expense ..................................................      33,419,307

Net loss ..........................................................      (3,955,484)   $ (2,719,001)   $ (1,236,483)
Distribution of shares to plans ...................................     (19,297,816)    (13,035,431)     (6,262,385)
Transfers to (from) the plan ......................................               -      (2,862,413)      2,862,413
Effect of current year Leveraged ESOP activity on net assets ......     (23,253,300)    (18,616,845)     (4,636,455)
Net assets - beginning ............................................     106,112,961      75,574,576      30,538,385
Net assets - end ..................................................    $ 82,859,661    $ 56,957,731    $ 25,901,930

(1)  Primarily represents the decrease in market value since the beginning of the year on shares that were held by the ESOP
     Account and distributed to the plans during the current year.

3.  Acquisition Indebtedness

In December 1990, the Trust, which holds plan assets for both the Plan and the Group Plan, borrowed $360 million from FPL Group Capital to purchase approximately 12.4 million shares of Common Stock. The unallocated shares of Common Stock acquired with the proceeds of the Acquisition Indebtedness are collateral for the Acquisition Indebtedness. As principal payments are made, a percentage of Common Stock is released as collateral and becomes available to satisfy matching contributions and dividend requirements of the Plan and the Group Plan. During 1996, 504,072 shares of Common Stock were released as collateral for the Acquisition Indebtedness. The scheduled principal repayments of the Acquisition Indebtedness for the next five years and thereafter are as follows: 1997 - $1,655,000; 1998 - $1,672,000; 1999 - $1,825,000; 2000 - $1,873,000;
2001 - $3,883,000 and thereafter - $332,478,000.  The Acquisition
Indebtedness matures in 2019, bears interest at a fixed rate of 9.69% per year and is to be repaid using dividends received on Common Stock held by the ESOP Account and ESOP shares distributed to Member's accounts, along with cash contributions from FPL Group. In 1996, such dividends received totaled approximately $21,754,000 and cash contributions from FPL Group totaled approximately $16,231,000. See
Note 2 for information on the Plan's allocation percentage of the Acquisition Indebtedness.

4.  Parties-In-Interest Transactions

Company contributions are primarily made in Common Stock released from the ESOP Account or in cash which is used to purchase Common Stock by the Trustee. Such amounts are reported as noncash contributions (from employer) and contributions received from employer, respectively. During 1996, no cash contributions were necessary.

Dividend income earned by the Plan results from dividends on Common Stock. Dividends on shares held in the ESOP Account were used to repay the Acquisition Indebtedness (see Note 3). Certain dividends on shares held in Members' accounts are reinvested in Common Stock for the benefit of its Members pursuant to FPL Group's Dividend Reinvestment and Common Share Purchase Plan in which the Trustee participates.

5.  Statement of Net Assets Available for Benefits Information by
Investment Fund Option

Information about the Statements of Net Assets Available for Benefits by investment fund option is as follows:

                                                                                               December 31,
                                                                                          1996            1995
Interest-bearing cash:
  Fidelity Retirement Government Money Market Portfolio ...........................   $  2,741,024    $  2,079,646

Value of interest in Master Trusts:
  Conservative Investment Strategy ................................................   $  4,590,887    $  4,183,991
  Moderate Growth Investment Strategy .............................................     18,268,513      16,558,254
  Long-term Growth Investment Strategy ............................................     16,695,052      13,127,656
  Short-term liquid investments maintained in FPL Group Company Stock Fund ........      1,894,833       3,255,550
  Managed Income Portfolio ........................................................     50,941,222      44,707,966
                                                                                      $ 92,390,507    $ 81,833,417
Value of interest in registered investment companies:
  Fidelity U.S. Bond Index Portfolio ..............................................   $  5,198,187    $  5,322,977
  Fidelity U.S. Equity Index Portfolio ............................................     40,489,976      29,041,073
  Fidelity Magellan Fund ..........................................................     33,013,422      29,758,215
  Fidelity OTC Portfolio ..........................................................     20,105,651      13,535,877
  Fidelity Overseas Fund ..........................................................     10,053,280       7,596,506
                                                                                      $108,860,516    $ 85,254,648

FPL Group Company Stock Fund ......................................................   $158,156,716    $159,521,957

6.  Statement of Changes in Net Assets Available for Benefits
Information by Investment Fund Option

Information about the Statement of Changes in Net Assets Available for Benefits by investment fund option is as follows:

                                                            Fidelity
                                                            Retirement                   Moderate       Long-term
                                                            Government    Conservative    Growth         Growth
                                                            Money Mkt.     Investment    Investment     Investment
                                                            Portfolio      Strategy      Strategy       Strategy
INCOME
Contributions ...........................................   $   98,386    $  197,117    $   970,078    $ 1,156,805
Interest and dividends ..................................      107,634             -              -              -
Net investment gain from master trusts ..................            -       383,163      2,046,821      2,121,702
Net investment gain from registered investment companies.            -             -              -              -
  Total income ..........................................      206,020       580,280      3,016,899      3,278,507

EXPENSES
Benefit payment and payments to provide benefits ........      187,760       233,194        596,635        383,670
Administrative expenses .................................        1,391           535          1,562          1,457
  Total expenses ........................................      189,151       233,729        598,197        385,127

NET INCOME (LOSS) .......................................       16,869       346,551      2,418,702      2,893,380

TRANSFERS
Net transfers to (from) the Plan ........................        1,166       302,629         60,602        (32,274)
Net exchanges between investment funds ..................      650,291      (248,191)      (807,752)       607,623
Net participant loan activity ...........................       (6,948)        5,907         38,707         98,667
  Total transfers .......................................      644,509        60,345       (708,443)       674,016

NET ASSETS AT DECEMBER 31, 1995 .........................    2,079,646     4,183,991     16,558,254     13,127,656
NET ASSETS AT DECEMBER 31, 1996 .........................   $2,741,024    $4,590,887    $18,268,513    $16,695,052

                                                                          Fidelity        Fidelity
                                                           Managed        U.S. Bond      U.S. Equity     Fidelity
                                                           Income           Index          Index         Magellan
                                                           Portfolio      Portfolio      Portfolio         Fund
INCOME
Contributions .......................................     $ 2,074,458    $  360,441     $ 2,126,087     $ 2,480,730
Interest and dividends ..............................               -             -               -               -
Net investment gain from master trusts ..............       2,923,310             -               -               -
Net investment gain from registered
  investment companies ..............................               -       167,173       7,195,896       3,501,898
  Total income ......................................       4,997,768       527,614       9,321,983       5,982,628

EXPENSES
Benefit payment and payments to provide benefits ....       2,947,229       313,571       1,223,677       1,152,302
Administrative expenses .............................           5,369         6,224          17,984           8,365
  Total expenses ....................................       2,952,598       319,795       1,241,661       1,160,667

NET INCOME (LOSS) ...................................       2,045,170       207,819       8,080,322       4,821,961

TRANSFERS
Net transfers to (from) the Plan ....................         852,916        35,853         232,607         251,953
Net exchanges between investment funds ..............       3,672,732      (368,480)      3,394,551      (1,832,725)
Net participant loan activity .......................        (337,562)           18        (258,577)         14,018
  Total transfers ...................................       4,188,086      (332,609)      3,368,581      (1,566,754)

NET ASSETS AT DECEMBER 31, 1995 .....................      44,707,966     5,322,977      29,041,073      29,758,215
NET ASSETS AT DECEMBER 31, 1996 .....................     $50,941,222    $5,198,187     $40,489,976     $33,013,422


                                                           Fidelity       Fidelity       FPL Group
                                                              OTC         Overseas       Company            Loan
                                                           Portfolio        Fund         Stock Fund         Fund
INCOME
Contributions ..........................................  $ 1,306,881    $   878,157    $  9,013,948              -
Interest and dividends .................................            -              -       5,305,607    $ 1,733,743
Net gain on sale of assets .............................            -              -        (778,980)             -
Unrealized appreciation of assets ......................            -              -         291,956              -
Net investment gain from master trusts .................            -              -               -              -
Net investment gain from registered investment companies    3,531,418      1,100,240               -              -
  Total income .........................................    4,838,299      1,978,397      13,832,531      1,733,743

EXPENSES
Benefit payment and payments to provide benefits .......      705,404        312,632       8,532,792        611,125
Administrative expenses ................................          535            509           6,658              -
  Total expenses .......................................      705,939        313,141       8,539,450        611,125

NET INCOME (LOSS) ......................................    4,132,360      1,665,256       5,293,081      1,122,618

TRANSFERS
Net transfers to (from) the Plan .......................       69,594          9,106         355,342              -
Net exchanges between investment funds .................    2,323,202        690,384      (8,081,635)             -
Net participant loan activity ..........................       44,618         92,028        (292,746)       504,383
  Total transfers ......................................    2,437,414        791,518      (8,019,039)       504,383

NET ASSETS AT DECEMBER 31, 1995 ........................   13,535,877      7,596,506     162,777,507     19,366,022
NET ASSETS AT DECEMBER 31, 1996 ........................  $20,105,651    $10,053,280    $160,051,549    $20,993,023

7.  Income Taxes

In June 1996, FPL received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated through January 1, 1995, met the requirements of Section 401 of the Code. The Trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of
Section 404 of the Code; and the Plan will meet the requirements of
Section 401(k) of the Code allowing Tax Saver Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. In addition, FPL Group will be able to claim an income tax deduction for dividends used to repay the Acquisition Indebtedness.

Company contributions to the Plan on a Member's behalf, the Member's
Tax Saver Contributions, and the earnings thereon generally are not taxable to the Member until such Company contributions, Tax Saver Contributions, and earnings from investments are distributed or withdrawn. A loan from a Member's account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

8.  Expenses

Certain fees such as annual account maintenance and investment management fees are paid by Plan participants. Trustee's fees and expenses are paid by FPL Group (which may charge each company under the Plan its allocated share) and, therefore, are not reflected in the financial statements.

9.  Master Trusts

A summary of participating interest in and financial statements for the Master Trusts follow.

                                                                                                 Percent of
                                                                                          Interest in Master Trust
                                                                                                December 31,
                                                                                            1996            1995
MANAGED INCOME PORTFOLIO
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................      75.3%           76.9%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................      24.7%           23.1%

CONSERVATIVE INVESTMENT STRATEGY
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................      78.5%           80.9%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................      21.5%           19.1%

MODERATE GROWTH INVESTMENT STRATEGY
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................      72.8%           72.8%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................      27.2%           27.2%

LONG-TERM GROWTH INVESTMENT STRATEGY
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ...............................................................................      73.2%           74.1%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ...............................................................................      26.8%           25.9%

          MANAGED INCOME PORTFOLIO

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                               December 31,
                                                                                           1996            1995
ASSETS
General investments:
  Value of unallocated insurance and financial institution contracts ...............   $205,997,972    $193,915,147

Total assets .......................................................................    205,997,972     193,915,147

LIABILITIES ........................................................................              -               -

NET ASSETS .........................................................................   $205,997,972    $193,915,147


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                                        Year Ended
                                                                                                       December 31,
                                                                                                           1996
INCOME
Contributions received from participants ..........................................................   $  5,975,112

Earnings on investments:
  Interest ........................................................................................     12,541,438

Total income ......................................................................................     18,516,550

EXPENSES
Benefit payments to participants or beneficiaries .................................................     21,402,437

Account maintenance fees ..........................................................................         13,954

Total expenses ....................................................................................     21,416,391

NET INCOME ........................................................................................     (2,899,841)

TRANSFERS
Transfers into fund ...............................................................................     15,804,421
Transfers out of fund .............................................................................       (821,755)

Net transfers .....................................................................................     14,982,666

NET ASSETS AT BEGINNING OF YEAR ...................................................................    193,915,147

NET ASSETS AT END OF YEAR .........................................................................   $205,997,972

      CONSERVATIVE INVESTMENT STRATEGY

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                                 December 31,
                                                                                             1996           1995
ASSETS
Receivables:
  Income ...........................................................................     $    92,010    $    97,323

General investments:
  Value of unallocated insurance and financial institution contracts ...............      11,130,733     11,125,422
  Mutual funds .....................................................................      10,114,440     10,659,174

      Total general investments ....................................................      21,245,173     21,784,596

Total assets .......................................................................      21,337,183     21,881,919

LIABILITIES ........................................................................          10,000            695

NET ASSETS .........................................................................     $21,327,183    $21,881,224


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                                        Year Ended
                                                                                                       December 31,
                                                                                                            1996
INCOME
Contributions received from participants ............................................                   $   524,565

Earnings on investments:
  Interest ..........................................................................                       703,811
  Dividends .........................................................................                       747,614
  Net gain (loss) on sale of assets:
    Aggregate proceeds ..............................................................    $6,410,821
    Aggregate costs .................................................................     6,358,772          52,049

  Unrealized appreciation of assets .................................................                       133,240

Total income ........................................................................                     2,161,279

EXPENSES
Benefit payments to participants or beneficiaries ...................................                     1,303,824

Account maintenance fees ............................................................                         1,592

Total expenses ......................................................................                     1,305,416

NET INCOME ..........................................................................                       855,863

TRANSFERS
Transfers into fund .................................................................                     3,452,648
Transfers out of fund ...............................................................                    (4,862,552)

Net transfers .......................................................................                    (1,409,904)

NET ASSETS AT BEGINNING OF YEAR .....................................................                    21,881,224

NET ASSETS AT END OF YEAR ...........................................................                   $21,327,183

    MODERATE GROWTH INVESTMENT STRATEGY

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                                 December 31,
                                                                                             1996           1995
ASSETS
Receivables:
  Income ...........................................................................     $   189,105    $   163,111
  Other ............................................................................         289,362         55,111
    Total receivables ..............................................................         478,467        218,222

General investments:
  Value of unallocated insurance and financial institution contracts ...............      16,619,701     13,476,054
  Mutual funds .....................................................................      50,206,139     47,463,369

      Total general investments ....................................................      66,825,840     60,939,423

Total assets .......................................................................      67,304,307     61,157,645

LIABILITIES ........................................................................         160,161        189,645

NET ASSETS .........................................................................     $67,144,146    $60,968,000


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                                        Year Ended
                                                                                                       December 31,
                                                                                                            1996
INCOME
Contributions received from participants ............................................                   $ 3,213,382

Earnings on investments:
  Interest ..........................................................................                       970,575
  Dividends .........................................................................                     4,193,414
  Net gain (loss) on sale of assets:
    Aggregate proceeds ..............................................................    $11,978,129
    Aggregate costs .................................................................     11,254,884        723,245

  Unrealized appreciation of assets .................................................                     1,574,752

Total income ........................................................................                    10,675,368

EXPENSES
Benefit payments to participants or beneficiaries ...................................                     3,176,300

Account maintenance fees ............................................................                         5,083

Total expenses ......................................................................                     3,181,383

NET INCOME ..........................................................................                     7,493,985

TRANSFERS
Transfers into fund .................................................................                     7,034,125
Transfers out of fund ...............................................................                    (8,351,964)

Net transfers .......................................................................                    (1,317,839)

NET ASSETS AT BEGINNING OF YEAR .....................................................                    60,968,000

NET ASSETS AT END OF YEAR ...........................................................                   $67,144,146

    LONG-TERM GROWTH INVESTMENT STRATEGY

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                                                                                                 December 31,
                                                                                             1996           1995
ASSETS
Receivables:
  Income ...........................................................................     $    84,421    $    64,372
  Other ............................................................................         144,682          9,816
    Total receivables ..............................................................         229,103         74,188

General investments:
  Value of unallocated insurance and financial institution contracts ...............       5,841,951      4,332,541
  Mutual funds .....................................................................      56,400,940     46,383,613

      Total general investments ....................................................      62,242,891     50,716,154

Total assets .......................................................................      62,471,994     50,790,342

LIABILITIES ........................................................................         159,707         44,815

NET ASSETS .........................................................................     $62,312,287    $50,745,527


STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                                                                                                        Year Ended
                                                                                                       December 31,
                                                                                                            1996
INCOME
Contributions received from participants ............................................                   $ 4,610,941

Earnings on investments:
  Interest ..........................................................................                       332,814
  Dividends .........................................................................                     4,217,739
  Net gain (loss) on sale of assets:
    Aggregate proceeds ..............................................................    $11,213,233
    Aggregate costs .................................................................     11,191,976         21,257

  Unrealized appreciation of assets .................................................                     3,525,160

Total income ........................................................................                    12,707,911

EXPENSES
Benefit payments to participants or beneficiaries ...................................                     2,782,248

Account maintenance fees ............................................................                         4,983

Total expenses ......................................................................                     2,787,231

NET INCOME ..........................................................................                     9,920,680

TRANSFERS
Transfers into fund .................................................................                    11,060,466
Transfers out of fund ...............................................................                    (9,414,386)

Net transfers .......................................................................                     1,646,080

NET ASSETS AT BEGINNING OF YEAR .....................................................                    50,745,527

NET ASSETS AT END OF YEAR ...........................................................                   $62,312,287

                     ATTACHMENT:  Schedule 1
                     FORM 5500:  Line 27 (a)



       FLORIDA POWER & LIGHT COMPANY
               EIN 59-0247775

EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN
    FOR THE BARGAINING UNIT EMPLOYEES OF
       FLORIDA POWER & LIGHT COMPANY

                 PLAN #003

              PLAN YEAR:  1996




ASSETS HELD FOR INVESTMENT AS OF DECEMBER 31, 1996




                                                                                        Historic        Current
     Units                               Fund Name                           Price        Cost           Value
 2,741,023.880     Fidelity Retirement Government Money Market Portfolio    $ 1.00    $  2,741,024    $   2,741,024
   360,352.229     Conservative Investment Strategy                         $12.74       3,782,128        4,590,887
 1,322,846.743     Moderate Growth Investment Strategy                      $13.81      14,030,785       18,268,513
 1,158,574.029     Long-Term Investment Strategy                            $14.41      12,689,542       16,695,052
50,941,221.720     FPL Managed Income Portfolio                             $ 1.00      50,941,222       50,941,222
   492,252.583     Fidelity U.S. Bond Index Portfolio                       $10.56       5,211,296        5,198,187
 1,502,410.989     Fidelity U.S. Equity Index Portfolio                     $26.95      29,400,819       40,489,976
   409,341.877     Fidelity Magellan Fund                                   $80.65      31,495,382       33,013,422
   614,663.729     Fidelity OTC Portfolio                                   $32.71      17,640,982       20,105,651
   325,981.822     Fidelity Overseas Fund                                   $30.84       9,491,583       10,053,280
 9,921,828.678     FPL Company Stock Fund                                   $12.37      82,897,457      122,733,020
 2,999,881.739     FPL Company Stock Fund - LESOP                           $12.44      29,430,570       37,318,529
                   Outstanding Loan Balances (7.5% to 11.5%;                            20,993,023       20,993,023
                     maturing 1997-2001)

                   Total Assets Held for Investment                                   $310,745,813     $383,141,786

                     ATTACHMENT:  Schedule 2
                     FORM 5500:  Line 27 (d)



       FLORIDA POWER & LIGHT COMPANY
               EIN 59-0247775

EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN
    FOR THE BARGAINING UNIT EMPLOYEES OF
       FLORIDA POWER & LIGHT COMPANY

                 PLAN #003

              PLAN YEAR:  1996




TRANSACTIONS IN EXCESS OF FIVE PERCENT OF THE
    CURRENT VALUE OF PLAN ASSETS FOR THE
        YEAR ENDED DECEMBER 31, 1996






             Transaction by                  Total             Total        Number of      Number       Realized
             Fund or Carrier               Purchases           Sales        Purchases     of Sales     Gain (Loss)
FPL Managed Income Fund                   $27,317,914      $21,084,659         257          252                 -
FPL Company Stock Fund                    $26,783,308      $29,022,242         254          252        $6,059,666
Fidelity Magellan Fund                    $16,383,439      $11,765,196         254          253        $  (43,877)
Fidelity OTC Portfolio                    $12,039,327      $ 6,620,465         251          238        $  310,580
Fidelity U.S. Equity Index Portfolio      $13,416,291      $ 8,180,669         254          251        $1,064,911

                                      SIGNATURES


The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



DATE:  June 26, 1997       Employee Thrift and Retirement Savings Plan
                               for Bargaining Unit Employees of
                                 Florida Power & Light Company
                                       (Name of Plan)



                           By:       JAMES K. PETERSON
                                     James K. Peterson
                               Director of Employee Selection,
                                   Performance & Rewards